November 10, 2009

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Cenveo, Inc.
Registration Statement on Form S-3
File No. 333-162559

Ladies and Gentlemen:

We are counsel to Cenveo, Inc., including its co-registrant subsidiaries (the “Company”).  Reference is made to the staff’s comment letter dated November 4, 2009 (the “Staff Letter”) to the Company regarding the Company’s Registration Statement on Form S-3, no. 333-162559, filed October 19, 2009 (the “Registration Statement”). Simultaneously herewith, the Company has filed Amendment No. 1 to the Registration Statement (the “Amendment”). Set forth below is the comment as set forth in the Staff Letter and Company reply:

General

1.             We note that the company has filed a Form S-3 registering the sale of warrants, rights, and units, by Cenveo Corporation, its wholly-owned subsidiary.  Cenveo Corporation does not appear to be currently registered under Section 12.  As a result, it was not clear to us which Form S-3 General Instruction the company was relying on. In this respect we note that I.C.3 generally prohibits the sale of convertible securities. Please advise us of the instruction you are relying on for the sale of the aformentioned securities by this subsidiary and provide us with your analysis supporting the reliance. We may have further comment.

1.             All references in the Amendment to the possible issuance by Cenveo Corporation of warrants, rights and units have been deleted.

In addition, the Company notes that it intends to file its Form 10-Q for the fiscal quarter ended October 3, 2009, on Thursday, November 12, 2009.  We note that such filing would be timely made.

The Company acknowledge that:

New York     •     Washington, D.C.     •     Los Angeles     •     Miami     •     Jersey City     •     Paris     •     Tokyo

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 212-837-6770.

Very truly yours,

HUGHES HUBBARD & REED LLP

		By:	/s/ Gary J. Simon
Gary J. Simon
Partner

cc:	Ken Viret,
Chief Financial Officer, Cenveo, Inc.